SECURITIES EXCHANGE COMMISSION
                       WASHINGTON, DC  20549
                           ----------------

                            FORM 10-SB12G/A

              GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR 12(g) OF
             THE SECURITIES EXCHANGE ACTS OF  1934



                  ASIAN STAR DEVELOPMENT, INC.
                  ---------------------------
     (Exact name of  registrant  as  specified  in  its  Charter)

                            Nevada
                           --------
(State  of  other  jurisdiction  of  incorporation  or  organization)

                          86-0866395
                        ----------------
             (I.R.S.  Employer  Identification  No.)

                Room  930,  Block  B,  East  Wing
               New  World  Office  Building
               Tsimshatsui,  Kowloon,  Hong  Kong
          ---------------------------------------------
          (Address  of  Principal  Executive  Offices)

Registrant's  telephone  number,  including  area  code:(852)  2721-0936

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the Act:  None

Securities  to  be registered pursuant to Section 12(g)
of the Act: Common Stock
            ------------
          (Title  of  Class)

                                    PART  I
                                    =======

Registrant is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community; (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in Registrant's securities; and (3) to comply with the reporting requirements for listing of the Company's securities. In the event Registrant's obligation to file periodic reports under the Exchange Act is suspended, Registrant reserves the right to reevaluate whether to continue filing periodic reports on a voluntary basis.

ITEM  1.  DESCRIPTION  OF  BUSINESS
          =========================

Background  and  Reorganization
---------------------------------
Asian Star Development, Inc., (Registrant) was incorporated under the laws of the State of Nevada in United States of America on January 8, 1997 to conduct real estate development business in the People's Republic of China (PRC).
    Currently, Registrant has four (4) separate projects under development in PRC.

Business Acquisitions
---------------------
On  January  8,  1997,  Registrant  entered into an agreement with Honpar
(Huangzhou) Properties Limited, a Hong Kong corporation,   for the purchase  and
sale of certain assets. Stephen Chow, an officer, director and principal shareholder of Registrant, is also an officer, director and principal shareholder of Honpar (Huangzhou). Pursuant to the terms of the Agreement, Registrant issued a total of 5,760,000 shares of its restricted Common Stock in exchange for all of the rights and interests in and to the assets of Honpar (Huangzhou), consisting of an 80% equity interest in and to 2 projects known as "Dragon Villa" and "Water World". A total of 4,885,700 of the shares were issued to 4 parties who are officers, directors and/or control persons of the Registrant, and the balance of 874,300 shares were issued to 81 unrelated third parties. The number of shares issued was based on the estimated market value of the properties at the time of acquisition, which was approximately US$14,164,000, or approximately $2.46 per share.

On January 8, 1997, Registrant entered into an agreement with Honpar Properties Limited, a Hong Kong corporation, for the purchase and sale of certain assets. Stephen Chow, an officer, director and principal shareholder of Registrant, is also an officer, director and principal shareholder of Honpar Properties Limited. Pursuant to the terms of the Agreement, Registrant issued a total of 3,240,000 shares of its restricted Common Stock in exchange for all of the rights and interests in and to the assets, consisting of all right, title and interest in a project known as "Maple City". A total of 2,309,000 of the shares were issued to 5 parties who are officers, directors, advisors and/or control persons of the Registrant, and the balance of 931,000 shares were issued to 19 unrelated third parties. The number of shares issued was based on the estimated market value of the properties at the time of acquisition, which was approximately US$6,524,000, or approximately $2.01 per share.

On December 15, 1998, Registrant issued 2,590,730 shares of Common Stock at $1.113 per share in exchange for 100% equity interest in Honpar (Shilong) Properties Limited (Honpar Shilong), a Hong Kong corporation of which Stephen

Chow, an officer, director and principal shareholder of Registrant, is an officer, director and shareholder. The 2,590,730 shares issued by Registrant for the exchange of Honpar Shilong's shares was based on the
historical  cost  of the net assets and liabilities of Honpar Shilong,    which
was $2,879,078     .  The price  per share of $1.113 used to    determine the
number of Registrant's shares to be issued (2,590,730 shares)     was based  on
a 30% discount on the weighted average trading price of    the Registrant's
shares      60 days before the  transaction  date.  Honpar  Shilong has one project, the Shilong City Hall, which  has  been  under construction since 1996.
    Registrant intends to sell all of the above development projects once they are completed and fully operational.

Including      business  combinations     described above, Registrant's
subsidiaries and equity     interests therein     are  as  follows:

NAME                                       INCORPORATED    EQUITY
----                                       IN              INTEREST
                                           --------------  ---------

DONGGUAN DRAGON VILLA LTD                     PRC            80%
DONGGUAN DRAGON ENTERTAINMENT CENTRE LTD.     PRC            80%
HONSTAR ENTERTAINMENT CENTRE LTD              PRC           100%
GANG FENG (BOLUO) REAL ESTATE CO. LTD         PRC           100%
HONPAR (SHILONG) PROPERTIES LIMITED           HONG KONG     100%
ASIAN STAR (HONG KONG) LIMITED                HONG KONG     100%

General
-------
Registrant raised a total of $723,600 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the New York State Department of Law on June 4, 1997 and was closed on March 12, 1998. A total of 361,800 shares of Common Stock, at a price of $2.00 per share were sold under the offering.

Registrant's  securities  are currently listed on the OTC Bulletin Board and are
traded  under  the  symbol    ASTVE    .  Registrant  has  a  Web site  at
www.asianstardev.com.

Registrant's corporate offices are located at Suite 930, East Wing, Block B, New World Office Building, Tsimshatsui, Kowloon, Hong Kong.

Registrant's  Business  Strategy
--------------------------------
Registrant's business strategy is to continue to enter into joint venture agreements/business combinations with certain government entities to jointly acquire and develop urban land in the developing provinces of China.
Registrant's main focus is on resorts, amusement parks and entertainment complexes; however, Registrant intends to also build and develop shopping malls
and  other  retail  centers  and  multi-use  structures.      Once a project is
completed and fully operational, Registrant intends to sell its interests in and to that project, thereby generating funds for other business projects selected by Registrant.

Four  (4)  Projects    Under     Development
--------------------------------------------

1.  Dragon  Villa  Resort  in  Shilong,  Dongguan,  Guandong  Province:

Honpar (Huangzhou) Properties Limited, a Hong Kong corporation wholly owned by Stephen S. Chow, Chairman of the Board and President of Registrant, entered into an equity joint venture agreement with Shilong City Development Co., a company owned by the Government of Shilong City, to develop a piece of property at the gateway of the Huangzhou Development District, a new district of Shilong City.

Honpar  (Huangzhou)  Properties  Limited  owned 80% of the Joint Venture and the
Shilong  Government  owns  20%.    On January 8, 1997, Registrant entered into
an asset purchaser agreement whereby it acquired all of Honpar (Huangzhou) Properties Limited's right, title and interest in and to the joint venture
agreement and project     in exchange for 5,760,000 shares of Registrant's
restricted common stock.       According to the terms of the agreement, the
profit and loss sharing ratio between Registrant and Shilong City Development Co. is 80% and 20%, respectively.

Shilong City Development Co. contributed 57,500 square meters (approximately 86 acres) of land to the project and is responsible for securing government approvals, permits and licenses, and obtaining financing for all infrastructure improvements (electricity, drinking water, sewer lines, gas, telecommunications, etc.) prior to commencement of construction. As of December 31, 1998, 5,700 square meters land usage rights certificate was obtained. The joint venture company is awaiting issuance of the land usage rights certificates from the relevant authorities for the remaining parcels. Registrant is responsible for the master layout of the project, architectural design, coordination and building supervision, as well as cost of the construction of the buildings, including road work and landscaping.

The master plans for the project were approved by the Shilong City Government and construction work has commenced with piling work already completed for Phase 1 and part of Phase 2.

Phase  1  will  consist  of:

(1) Resort Hotel - The 4-story building is completed and ready for interior finish work.

(2) Entertainment Center - The building plans have been approved and construction has commenced. The building will house the largest Night Club/Music Hall in Guangdong. The Entertainment Center will also contain a Sports & Recreation Club, Restaurant, Sauna and other indoor activities.

An approximately 67-acre site adjacent to this project was designated for a water park, which will become an integral part of the recreational activities of the Dragon Villa Resort. Registrant contributed funds in the amount of $1,468,797 to the joint venture company, Dongguan Dragon Villa Limited, for the construction of the water park, while the PRC joint venture partner contributed a parcel of land. This parcel of land will be returned to the PRC joint venture partner when the co-operative joint venture agreement expires in 70 years commencing from 1997. The construction of the water park and entertainment center which includes facilities such as a restaurant, swimming pools and a kiosk was completed and operations commenced on August 1, 1998. The park opened to overflow crowds, has a full range of water sports and entertainment facilities, including a standard size underwater musical swimming pool, wave pool, toddler's pool, water slide towers, restaurant and other facilities. The water park had over 2,000 visitors on its first day of operation. The profit and loss sharing ratio between Dongguan Dragon Villa Limited and the joint venture partner is 80% and 20%, respectively.

Shilong is a well-known industrial/business area of Dongguan in the Guangdong Province. It is located in the northern portion of Dongguan and is serviced by a well-developed road and communication network to other cities. The entire region is served by the Shenzhen/Guangzhou Freeway, which connects Dongguan to Guangzhou in the north and Shenzhen in the south. Shilong is approximately a 13-hour drive from Hong Kong.

Shilong is also serviced by train, which takes approximately 45 minutes, either from Guangzhou or Shenzhen. Planning is currently underway for redevelopment of the existing train station into a modern train station to match the operation of a high speed train serving the increasing population from the various local districts. The journey from Shilong to Guangzhou is expected to be shortened to approximately 20 minutes when the new train station project is completed in 2001.

Shilong is one of the cities of Dongguan with active foreign investments by high-tech industries from Japan, Taiwan, Hong Kong and the U.S. With the continuing development of major entertainment/leisure complexes, such as Registrant's water park and other planned resorts, Shilong is projected to become a major regional entertainment center.

With the continuing growth in both the business and residential markets in Shilong and Guandong Province, Registrant believes its projects will be highly successful and will make a significant contribution to the successful development of the areas of the Province where it operates.

2.  Mapi  (Maple  City),  Guandong,  China:

Honpar Properties Limited, a Hong Kong corporation, entered into a Joint Venture Agreement with the Government of Mapi to develop Maple City, nicknamed
the  "City  of  the Future".     Under the terms of the agreement    ,the
Government of Mapi is responsible for securing all necessary government approvals, permits and licenses for all aspects of the project and obtaining financing for all infrastructure improvements (electricity, drinking water, sewer lines, gas, telecommunications, etc.) prior to commencement of
construction.    Honpar Properties Limited      is responsible for the
development and  construction of the joint venture projects.     On January 8,
1997, Registrant entered into an asset purchase agreement with Honpar Properties Limited to acquire all of Honpar's rights, titles and interests in the Maple City Joint Venture Agreement.

The Maple City project, which is developed by Registrant, comprises 3 parcels of
land  which  are close,     but not adjacent to     each other.  The land usage
rights certificates for the Maple City project stipulate a lease term of 70 years commencing from 1993 and the total area is approximately 74,000 square meters (approximately 111 acres). It is the intention of Registrant to build a hotel, commercial and entertainment complex on these parcels of land.

Registrant intends to develop the parcels as follows:

(1) A Hotel Entertainment Center/Exhibition Plaza will be built on 35,000 square meters in the heart of the project. The building is completed and ready for interior finish work. The main building will house a hotel with 24 rooms, a night club, a sauna and restaurant on the first floor. Registrant anticipates expansion of the hotel to up to 200 rooms in the future.

(2) An exclusive resort with a private lake, single family homes, marina, club and water amusement facilities will be built. The infrastructure work and utilities are currently being completed. The main road from the City Center Gateway to the project site has been completed.

(3) A commercial/residential complex in the City Center Gateway will be built on 33,000 square meters. All utilities and infrastructure work has been completed on this project.

The Maple City Master Plan includes the new railway station and freeway system and includes 500 acres for an industrial park near the train station. 86 acres are reserved for hotel, commercial, entertainment and condominium developments in the heart of the city. Approximately 600 acres are set aside around the lakeshore areas of Red Lady Lake for the usage of developing resort and residential properties.

Maple City is located east of Guangzhou and north of Huizhou and in the center of Guandong Province, the wealthiest and most developed Province, with a total population of 62,460,000. Fully aware of the fact that both Guangzhou City and Shenzhen City are overly populated, congested and developed, the Chinese Central government is diverting new projects and investment into the Greater Huizhou area. The new "Beijing-Hong Kong" railway passes through Maple City, giving it direct access to all major cities in China by train. The present South-West route also provides rail service from Maple City to other major cities of Guandong, the East route to Shantou and the West route to Zhanjiang. In addition, Guandong has one of the newest freeway systems in China, making access to Maple City accessible from many cities by car and, when the new freeway is completed, travelers will have access to Pingtam Airport, a 30-minute drive from Maple City and the only airport in the Huizhou area. The total population of the five major surrounding cities accessible to Maple City is approximately 17 million. Maple City enjoys year-round sub-tropical climate, typical of Southern China.

3.  Shilong  City  Hall  Plaza

The Shilong City Hall project, which     under development      by Honpar
Shilong, consists of a parcel of land located in the center of Shilong Town with approximately 5,855 square meters. Honpar Shilong entered into a co-operative contract with Shilong City Government to build a commercial complex
    on the land,     including retail and office space, residential  space and a city hall theatre with approximately 1,000 seats. In addition, Honpar Shilong is required to allow the Shilong City Government to freely use the city hall theater. The lease of land usage rights will expire in 70 years
commencing on      the date when the inspection  certificate    (certificate of
occupancy after completion of construction) is  issued by the City
Government.

   Pursuant to the    terms  of the co-operative contract, Honpar Shilong is
required to pay, upon the issuance of the inspection certificate, RMB50 million for the land usage rights and RMB3.8 million for land management fee and land improvement expenses. Upon fulfilling the above requirements, the title of the land usage rights will be transferred to Honpar Shilong from the Shilong City Government. As of December 31, 1998, RMB4 million ($469,814) in installment payments had been made by Honpar Shilong against the RMB50 million land usage rights.

    On December 15, 1998, Registrant acquired 100% of Honpar Shilong's total outstanding shares in exchange for 2,590,730 shares of Registrant's restricted common stock.

The subject property is a rectangular shaped corner lot located at the junction of two major arterial roads within the prime commercial/ residential location of Shilong City and directly across from a newly-developed high-rise, modern commercial building/apartment hotel. The site is also in close proximity to some of the well-known tourist areas of Shilong, and to the train and bus stations.

Registrant's current development plans include a main structure, consisting of a food court, bars, night club, fitness center and shopping mall; a theater building; and a parking garage.

4.    6-12  Convenience  Store  Chain

In September, 1998, Registrant entered into a letter of intent with Lin Tao Ge, an unrelated third party, to form a new Hong Kong corporation to acquire 100% of the total issued and outstanding shares of two China corporations, Super Shopping Channels Ltd. and Beijing Kinetic Sales Network Limited. Registrant will own 75% of the newly-formed corporation and Mr. Ge will own 25%.

Due to the rapid process of reform and liberalization in China, coupled with an increased demand for work efficiency and an acceleration in the pace of life, most people in Beijing have changed their purchasing habits in order to adjust
to  cosmopolitan  living.      Nevertheless, Beijing still lacks a
    large-scale convenience store chain that carries a large variety of products where people can conveniently shop at a relatively early or late hour. Registrant intends to develop the first large scale convenience store chain in
China, namely the 6-12 Convenience Store. Each store, or kiosk, will be equipped with air-conditioning, electricity and water, computers to facilitate record keeping, telecommunication equipment and shelf space for 300-400 retail convenience items. Billboard spaces on the exterior of the kiosks will also be available for rental. Registrant intends to begin installation of 1,000 A6-12" Convenience Stores in Beijing. Registrant is also developing plans to install the stores in other regions of China in the near future.

    Project Funding
-------------------
The operating activities of the above four projects were substantially financed by Stephen Chow, an officer, director and principal shareholder of Registrant, by either infusing equity capital or providing shareholder loans. Additional
financing was derived from       the  sale  of the Registrant's equity
securities.  (See "Certain  Transactions" and    "Financial Statements"    .)

Considering the condition that only limited funding is presently available, the completion of these four projects on a timely basis will depend significantly on the additional funding available to the Registrant through debt and/or equity
financing  in  the  near  future.    (See "Management Discussion and Analyses")


Competition
-----------
Both Maple City and Shilong Town are currently being heavily expanded and developed with the assistance of their respective governments. Registrant anticipates that there will be extensive competition from other companies and businesses, including some large, multi-national hotel and resort developers.

Currently,  Registrant has the only Water World project commencing operation and
other  projects  in  development in the Dongguan area.  There are     currently
    several resort hotels and entertainment facilities in the area, but none as large as those being developed by Registrant.

Government  Regulation
----------------------
Registrant's projects are subject to various laws and governmental regulations relating to its business operations and project developments, such as zoning requirements. In these joint venture projects with Chinese state-owned entities, the Chinese partners are responsible for obtaining all licenses, permits and regulatory approvals for the projects. Meanwhile, Registrant is solely responsible for obtaining such licenses, permits and regulatory approvals for any other projects not involving these state-owned entities. Registrant believes it is currently in compliance with all laws, rules and regulations applicable to its projects and such laws, rules and regulations do not currently have a material impact on its operations. However, due to the increasing popularity and growth in development in the areas of China where Registrant is currently operating, it is possible that new laws, rules and/or regulations may be adopted with respect to Registrant's projects or proposed projects. The enactment of any such laws, rules or regulations in the future may have a negative impact on Registrant's projected growth, which could in turn decrease Registrant's projected revenues or increase its cost of doing business.

Employees
---------
At the present time, Registrant has 125 full-time employees, including its officers and directors. Registrant subcontracts out all of the work on its development projects to unrelated third parties.

Additional  Information
-----------------------
Registrant intends to provide annual reports to its security holders, and to make quarterly reports available for inspection by its security holders.
The annual report will include audited  financial  statements.

Upon completion of this registration statement, Registrant will be subject to the informational requirements of the Securities Exchange Act of 1934 (the Exchange Act) and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago,

Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

ITEM  2.  MANAGEMENT  DISCUSSION  AND  ANALYSES
          ======================================

This registration statement contains forward-looking statements that involve risks and uncertainties. The statements contained in this registration statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding Registrant's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Registrant on the date hereof, and Registrant assumes no obligation to update any such forward-looking statements. Registrant's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this registration statement. Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this registration statement, before making a decision to invest in the Common Stock of Registrant.

Selected  Consolidated  Financial  Data
---------------------------------------
The  following  historical financial data for the period ended December 31, 1997 and the year ended December 31, 1998 was derived from the historical consolidated financial statements of Registrant that have been audited by BDO
International,  independent  auditors  (the  Financial Statements).     The
historical financial data for six months ended June 30, 1998 and 1999 are unaudited and were extracted from Registrant's accounting records.

BALANCE SHEET DATA:
------------------
                                 12/31/97     12/31/98     6/30/98       6/30/99
                                =========     ========     =========     ==========
Cash and cash equivalents . .  $   34,311    $   71,690  $   220,825   $     10,371
Subscription receivable . . . . . . . . -        91,980            -              -
Prepayments                             -       393,818            -        226,220
Inventories . . . . . . . . . . . . . . -        29,045            -         20,469
Other assets. . . . . . . . . . . . . 580        20,405        1,611         67,701
                                ---------    ----------   ----------    -----------
Total current assets. . . . .  $   34,891    $  606,938   $  222,436    $   324,761

Land usage rights               6,288,177     6,523,082   $6,288,177    $ 6,523,082
Land improvement                4,042,644     4,274,312    4,181,031      4,272,312
Construction in progress. . . . 1,080,539     1,564,530    1,649,620      1,899.283
Property and equipment(net) . . . . 3,160     1,424,053        3,160      1,402,551
                               ----------    ----------   ----------    -----------
Total assets. . . . . . . . . $11,449,411   $14,392,915  $12,344,424    $14,423,989



                                    9

Due to a shareholder. . . . . $   524,329   $   236,922  $   440,763    $   418,720
Accounts payable.                       -       579,289            -        587,160
Others payable                     33,860       126,447            -        266,952
Accrued expenses. . . . . . . . . 123,539        95,737       56,638          2,557
                              -----------   -----------  -----------    -----------
Total current liabilities . . $   681,728   $ 1,038,395  $   497,401    $ 1,275,389

Minority joint venture
interests                     $ 6,053,268   $ 6,030,636  $ 6,053,268    $ 6,009,785

Total shareholders'
equity                        $ 4,714,415   $ 7,323,884  $ 5,793,755    $ 7,138,815


Statements of operations data:
------------------------------
                          From            Year             Six Months
                      Inception to       Ended            ended June 30
                      December 31,     December         1998        1999
                         1997          31, 1998            (unaudited)
                      ------------    ---------        ------      ------
Sales. . . . . .       $     -         $188,583        $     -     $ 19,283

Cost of sales ..       $     -         $ 94,845        $     -     $ 17,638

Selling expenses       $     -         $175,744        $     -     $ 70,072

General and
administrative
expenses               $     -         $975,567        $     -     $189,405

Net loss . . . .   .   $     -         $988,883        $     -     $185,069

Net loss per
common share           $     -         $.08            $     -     $.014

Weighted average
common shares
Outstanding            11,628,146      12,294,905      11,905,871  12,955,530


Results  of  Operations
-----------------------
Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

Sales for the operation of the Water Park's restaurant for the six months ended June 30, 1999 amounted to $19,283. Registrant had no revenues for the six months ended June 30, 1998 and for the quarter ended June 30, 1999. Included in the selling expenses of $70,072 for the six months ended June 30, 1999 are mainly salary and depreciation expenses. Reduction in selling expenses is because of the gradual lay off of staff resulting from the temporary suspension of restaurant business after the Chinese Year. General and administrative expenses include $116,628 consultancy fees and $20,730 salary expenses.

Period  Ended  December  31,  1997  and  Year  ended  December  31,  1998:

Revenue for the five (5) months operation of the Water Park for the year ended December 31, 1998 was $188,583. Registrant had no revenues for the year ended
December 31, 1997, as all of its projects were in the construction/development stage through December 1997. Revenues realized in 1998 were attributable to the opening of Shilong Water World in August, 1998.

The cost of sales for the year ended December 31, 1998 was $94,845. Selling, general and administrative expenses were $1,151,311 for the year ended December 31, 1998. Other income for the year ended December 31, 1998 was $46,058.

The main items included in 1998 cost of sales are $58,239 food material and $31,573 salary expenses. Selling expenses comprise $46,000 salary and staff benefits, $46,432 depreciation expenses, and $63,892 fuel and water. General and administrative expenses include $112,500 consultancy fee, $120,000 CEO compensation and $679,314 stock-based compensation.

Net cash provided by financing activities increased from $886,669 for the period ended December 31, 1997 to $1,491,273 for the year ended December 31, 1998, as a result of proceeds received from sales of Common Stock of Registrant.

Registrant's net loss for the year ended December 31, 1998 was a deficit of $988,883, or a deficit of $.08 per share, based on 12,294,905 weighted average shares outstanding at December 31, 1998. Since there were no revenues realized during the calendar year 1997, no comparison of net loss is made.

The large deficit for the year ended 1998 period was attributed to the costs associated with the stock-based compensation amounting to $679,314 and the CEO compensation of $120,000.

Liquidity  and  Capital  Resources
----------------------------------
As  of the date of this Form 10-SB, Registrant has    generated positive cash
Flow of $3,309 from its operations due to the prepayment of expenses last year. Due to the infant stage of its operations, substantial ongoing investment in properties and development efforts and expenditures to build the appropriate infrastructure to support expected future growth. Consequently, Registrant has been substantially dependent on private placements of its equity securities and shareholder loan financing to fund its cash requirements.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

Expenditures for acquisition of properties and fixed assets increased from zero for the six months ended June 30, 1998 to $2,652 for the six months ended June 30, 1999. Expenditures for overhead, representing accumulated indirect costs, which are related to projects, decreased from $203,664 for the six months ended June 30, 1998 to $186,502 for the six months ended June 20, 1999. Payments for construction materials decreased from $365,126 for the six months ended June 30, 1998 to $148,251 for the six months ended June 30, 1999. Net cash used in investing activities decreased from $568,790 for six months ended June 30, 1998 to $338,405 for six months ended June 30, 1999.

Proceeds from common stock subscriptions decreased from $940,662 for six months ended June 30, 1998 to $91,980 for six months ended June 30, 1999.

As of June 30, 1999, Registrant's total assets and total liabilities were $14,423,989 and $1,275,389, respectively.

Period Ended December 31, 1997 and Year ended December 31, 1998

Expenditures for acquisition of properties and fixed assets increased from $966 for the period ended December 31, 1997 to $1,470,510 for the year ended December 31, 1998. Expenditures for overhead, representing accumulated indirect costs which are related to projects, decreased from $477,591 for the period ended December 31, 1997 to $471,742 for the year ended December 31, 1998. Payments for land improvement costs decreased from $523,597 for the period ended December 31, 1997 to zero for the year ended December 31, 1998. Net cash used in investing activities increased from $1,002,154 for the period ended December 31, 1997 to $1,942,696 for the year ended December 31, 1998.

Registrant issued 198,100 shares of Common Stock at $2.00 per share through a Rule 504 Regulation D offering in 1997. The total proceeds were $362,340, net of total offering expense of $33,860. Of these 198,100 shares of Common Stock, 20,000 shares were issued in early January 1998.

In March 1998, Registrant issued another 163,700 shares of Common Stock at $2.00 per share through the same Rule 504 Regulation D offering in 1997. The total proceeds were $294,660, net of total offering expense of $32,740. The investor group consisted of approximately 20 individuals. Most investors are either relatives or close friends of one of the Registrant's directors and are accredited investors.

In June 1998, Registrant sold, in a private placement transaction, a total of 323,000 shares of its restricted Common Stock to Extensiview Ltd., an existing shareholder of Registrant, for the sum of $646,000 U.S., or $2.00 per share.

In July 1998, pursuant to a Stock Option Plan adopted by the Board of Directors of Registrant on July 1, 1998, Registrant granted stock options to acquire up to a total of 968,480 shares of its restricted Common Stock to certain of its officers, directors, key employees and consultants. As additional compensation for services rendered and/or incentives for services to be rendered to Registrant in the near future. The Stock Option Plan provides that each holder of Options shall be entitled to purchase one share of Registrant's restricted Common Stock at an exercise price of $1.50 per share for a period of one (1) year from the date of issue of the Option. Any shares acquired through exercise of these Options shall be restricted shares and may not, under any circumstances, be registered or in any way become free trading until two years from the date the shares are acquired through exercise of the Option. As of the date of this registration statement, no Options have been exercised.

In August 1998, Registrant sold, in a private placement transaction, a total of 300,000 shares of its restricted Common Stock to Mr. Li Chee Ngam, for the sum of $660,000 U.S., or $2.20 per share.

In September 1998, Registrant issued 200,000 shares of its restricted Common Stock, valued at $2.25 per share, to two unrelated business entities in exchange for stock promotion services for a term of two (2) years.

In November 1998, Registrant sold, in a private placement transaction, a total of 180,000 shares of its restricted Common Stock to Mr. Li Chee Ngam, for the sum of $270,000 U.S., or $1.50 per share.

In December 1998, Registrant issued 2,590,730 shares of its restricted Common Stock, valued at $1.113 per share, in exchange for a 100% equity interest in Honpar Shilong, a company incorporated in Hong Kong of which Stephen Chow, an officer, director and principal shareholder of Registrant, is an officer, director and shareholder. The value of the price per share was determined based on the historical cost of the total assets and liabilities of Honpar Shilong as of October 31, 1998.

Since inception, Registrant has used its Common Stock and stock options to attract and compensate employees and consultants, as additional incentive for debt financing, for acquisitions, and to repay outstanding indebtedness.

As  of December 31, 1998, Registrant's total assets were $14,392,915     and
$14,423,989 at June 30, 1999    . Registrant has  only  recently  begun
operations at its Shilong Water World and has yet to reach break-even in terms of both cash flow and profitability.

   Total proceeds of $1,778,680 generated from the sale of Registrant's common stock both in public and private offerings were used as follows:

(a)  Acquisition of properties and fixed assets           $1,470,510
(b)  Repayment of advances from a shareholder             $  287,407
(c)  Payment of overhead expenses                         $  471,742

For 1999, the Registrant expects to incur additional costs for construction and development of its properties and for professional and legal fees. It also expects to expand its sales and marketing efforts relating to its business operations. These efforts could significantly increase demand for Registrant's properties and business operations beyond Registrant's current capacity. Significant additional funding is required to meet any additional expansion requirements while Registrant believes it can increase its production and staffing capacity to meet any such demand.

Registrant is taking steps to raise equity capital; however, there can be no assurance that any new capital will be available to Registrant or that adequate funds for operations, whether from Registrant's revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed, or on terms satisfactory to Registrant. The failure of Registrant to obtain adequate additional financing may require Registrant to delay, curtail or scale back some or all of its construction and development programs, sales and marketing efforts and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to Registrant's then-existing shareholders.

Effect  of  Inflation
---------------------
Registrant believes that inflation has not had a material effect on its net sales and results of operations.

Effect  of  Fluctuation  in  Foreign  Exchange  Rates
-----------------------------------------------------
Registrant is operating in China and maintains its financial control center in Hong Kong. Also, most of its operating activities are recorded in Hong Kong dollars. Chinese currency, Renminbi (RMB), has been quite stable for the past few years and the Hong Kong dollar has also been stable in its exchange rate with the U.S. dollar. Therefore, Registrant believes there could be very limited effects of fluctuation of the foreign exchange rate on its financial statements. However, there is no assurance that Renminbi will not fluctuate against other hard currencies, or that Renminbi may be devalued against the US Dollar.

Year  2000  Issues
------------------
    Management has done a significant analysis and assessment of its Year 2000 issues, pursuant to SEC Releases Nos. 33-7558 and 34-40277. Based upon such analysis and assessment, Registrant has concluded that:

(1)     The assessment of its Year 2000 issues is complete; and

(2) Management has determined that the consequences of its Year 2000 issues will not have a material effect on its business, results of operations or financial condition.

ITEM  3.  DESCRIPTION  OF  PROJECTS
          =========================

The  projects  held  by  Registrant  consist  of  the  following:

(A)     Shilong  Town  Resort  and  Water  World
(B)     Maple  City  Resort
(C)     Shilong  City  Hall  Plaza

(A)     Shilong  Town  Resort  and  Water  World
        -----------------------------------------
The Shilong Town project, which was acquired by Registrant for a total cost of $8,523,218, out of which $6,053,268 represents the land usage fee (right), or cost for the parcel of land, is situated in Shilong Town, Dongguan, Guangdong
Province.  The price was paid by Registrant through issuance of    5,760,000
shares of its restricted Common Stock. The parcel of land contains a total area of 57,500 square meters and the land usage fee for 50-70 years, as provided in the agreement between the parties, is RMB 50 Million. As of December 31, 1998, the foreign currency exchange rate was US $1.00 = RMB $8.265. The 57,500 square meters of property was contributed by Shilong City Development Co. (SCDC), a Chinese corporation owned by the Chinese government, as consideration for its 20% share of capital in the joint venture company with Honpar (Huangzhou) Properties Limited.

The project consists of 3 parcels of land located in the new Shilong Town Center, which are adjacent to each other and comprise a total area of approximately 86 acres. It is the intention of Registrant and its joint venture partner, Shilong City Development Co., a company owned by the Government of Shilong Town to establish a residential, commercial and entertainment complex on these 3 parcels of land.

Registrant expects the project will be completed in 2001. The land on which the commercial and entertainment buildings will be built will have a 50-year lease term while the remainder have a 70-year lease term, starting from the date when land usage rights certificates are obtained. (See "Description of Business.")

The Shilong Water Amusement Park project is located adjacent to the 3 parcels of land and consists of approximately 40,000 square meters. This land will be returned to the Government of Shilong when the joint venture agreement expires in 70 years. (See Item 1. "Description of Business.")

(B)     Maple  City  Resort
        -------------------
   Registrant issued 3,2400,000 shares of its restricted Common Stock to acquire the Maple City Project through the acquisition of Honpar Properties Limited, which was 80% owned by Honpar (Huangzhou) Properties Limited.

The Maple  City  project  consists of 3 parcels of land which are close to each
other,  comprising  approximately  74,000  square meters.    The land usage
rights certificates of the Maple City project stipulate a lease term of 70 years commencing from 1993 and the total area is approximately 74,000 square meters (approximately 111 acres). The land was contributed to Registrant at nominal consideration. It is the intention of Registrant to build a hotel, commercial and entertainment complex on these parcels of land. A hotel and entertainment center is being built by a PRC wholly-owned subsidiary, Honstar Entertainment Center Limited (Honstar), with structural work already completed. Registrant anticipates the project being completed in 2002.

The Maple City Master Plan includes the new railway station and freeway system and includes 500 acres for an industrial park near the train station. 86 acres are reserved for hotel, commercial, entertainment and condominium developments in the heart of the city. Approximately 600 acres are set aside around the lakeshore areas of Red Lady Lake for the usage of developing resort and residential properties. (See Item 1. Description of Business.)

(C)     Shilong  City  Hall  Plaza
        --------------------------
On December 15, 1998, Registrant entered into an agreement with Honpar (Shilong) Properties Limited, a Hong Kong corporation, of which Stephen Chow, an officer, director and principal shareholder of Registrant, is an officer, director and shareholder, whereby Registrant agreed to exchange 2,590,730 shares of its restricted Common Stock for 100% of the total issued and outstanding stock of Honpar (Shilong) Properties Limited. The net asset value of Honpar (Shilong) Properties Limited was supported by audited financial statements of Honpar (Shilong) Properties Limited, prepared in accordance with U.S. GAAP.

Registrant considers the transaction by which it acquired all these assets is an arm's length transaction for the following reasons:

(a) The management of Registrant is not related, directly or indirectly, to Shilong City Development Co. ("SCDC") and neither party has the ability to control the other party or exercise influence over the other party in making financial and/or operating decisions.

(b) Prior to the Shilong Town project, there were no other dealings among Honpar (Huangzhou) Properties Limited, Honpar Properties Limited, SCDC and Registrant.

(c) The land usage fee (RMB $50 Million) was agreed to by the parties (SCDC and Honpar) after considerable arm's length negotiations between the management of Honpar (Huangzhou) Properties Limited and SCDC.

(d) Following the transfer of the subject projects to the Registrant by Honpar (Huangzhou) Properties Limited and Honpar Properties Limited, both of these companies commenced proceedings for liquidation and have no further rights, titles or interests in or to the subject projects.

(e) Land improvement and development contracts for the Shilong Town project and other projects were entered into with parties not related to either STHP or the officers, directors or shareholders of Honpar (Huangzhou) Properties, Honpar Properties Limited or the Issuer. These land improvement and development contracts were accepted by the management of each company based upon their property development expertise and comparable market prices for similar goods
and  services.    Registrant anticipates the project will be completed in
2002.

Limited Operating History; Accumulated Deficit; Need for Additional Capital
---------------------------------------------------------------------------
There is limited historical financial information about Registrant upon which to base an evaluation of Registrant's performance or to make a decision regarding
an  investment  in  shares  of  Registrant's  Common  Stock.    Registrant has
had an accumulated deficit of $1,173,952 through June 20, 1999. Registrant's cash and cash equivalents decreased from $220,825 at June 30, 1998 to $10,371 at June 30, 1999.

Registrant only recently completed construction of its first project, Shilong Water World, and commenced operations on August 1, 1998, generating gross revenues at December 31, 1998 of $188,583. There can be no assurance that Registrant will be successful in its business operations or will achieve significant levels of market acceptance for its proposed property development ventures. Registrant's business could be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise including limited capital resources, possible delays in construction and/or development of its properties, possible cost overruns due to price and cost increases in raw products and manufacturing processes, uncertain market acceptance and the absence of an operating history. Therefore, there can be no assurance that Registrant's business or proposed ventures will be successful or that Registrant will be able to achieve or maintain profitable operations. Further, there can be no assurance that Registrant will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.

To become and remain profitable and competitive, Registrant will likely be required to make significant investments in the construction and development of its properties. Registrant is seeking additional equity financing in order to provide for the capital required to maintain or expand its business operations. To date, Registrant has not been successful in its attempts to find additional equity financing and presently has no available sources of financing.

The timing and total amount of capital requirements cannot be predicted at this time. There can be no assurance that any financing will be available on acceptable terms, if at all. If such financing is not available on satisfactory terms, Registrant may be unable to continue, develop or expand its business or develop new properties at the rate desired and its operating results may be adversely affected. Equity financing could result in additional dilution to existing shareholders.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND
          =========================================================
          MANAGEMENT
          ==========

The following table sets forth information regarding the shares of Registrant's Common Stock, par value $.001, beneficially owned for (i) each stockholder known by Registrant to be the beneficial owner of 5% or more of the Registrant's issued and outstanding Common Stock; (ii) each of the Registrant's officers and
directors;  and  (iii)  all  officers and directors as a group.  At     June
30    ,1999,  there  were  12,955,530  shares  of  Common  stock  outstanding.

                                                 Amount &
                                                 Nature of
                                     Title       Beneficial      Percent of
Name and address                    Of Class     Ownership(1)      Class
-----------------                  ----------   -----------      ----------
Stephen Chow (2). . . . . .       Common Stock    5,578,480          43%
Room 930, Block B,
East Wing
New World Office Bldg.
Tsimshatsui, Kowloon,
Hong Kong

Sang Chan                          Common Stock     200,000           2%
Room 930, Block B,
East Wing
New World Office Bldg.
Tsimshatsui, Kowloon,
Hong Kong

Paul Lam                            Common Stock    150,000            1%
Room 930, Block B,
East Wing
New World Office Bldg.
Tsimshatsui, Kowloon,
Hong Kong

Dr. Paul Tong                       Common Stock     210,000            2%
Room 930, Block B,
East Wing
New World Office Bldg.
Tsimshatsui, Kowloon,
Hong Kong

Sam Chow (2)                        Common Stock     222,800            2%
2535 Irving Street
San Francisco, Ca. 94122
--------------------------
All officers and directors
as a group                                         6,361,280           49%

(1) Includes Stock Options which were granted to the officers and directors under a Stock Option Agreement, dated July 14, 1998. (See "Management" "Principal Stockholders" and "Certain Transactions".)

(2) Sam Chow, a member of Registrant's Advisory Board, is the brother of Stephen Chow, an officer, director and principal shareholder of Registrant.

There are no arrangements, known to Registrant, including any pledge by any person of securities of the Registrant, which may, at a subsequent date, result in a change in control of Registrant.

Future  Sales  by  Existing  Stockholders
-----------------------------------------
All shares of Common Stock of Registrant are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act ("Rule 144"), save and except the 361,800 shares which were issued under a public offering in the State of New York, pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended, which are not "restricted securities" under Rule 144 and can be publicly sold, except for those Shares purchased by "affiliates" of the Registrant, as that term is defined in Rule 144.

Under Rule 144, restricted shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one (1) year after their acquisition. Sales of shares by "affiliates" are subject to volume restrictions and certain other restrictions pertaining to the manner of sale, all pursuant to Rule 144.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS
          ==================================================================

The following table sets forth the names, ages and positions of the Directors and Executive Officers of Registrant:

Name and Address . . .           Age           Position(s) Held (1)
----------------                 ---           --------------------
Stephen Chow                     58            President, CEO and
Room 930, Block B,                             Chairman of the Board
East Wing
New World Office Bldg.
Tsimshatsui, Kowloon,
Hong Kong

Sang Chan                        62            Director and Treasurer
Room 930, Block B,
East Wing
New World Office Bldg.
Tsimshatsui, Kowloon,
Hong Kong





                                18

Paul Lam                         57            Director and Secretary
Room 930, Block B,
East Wing
New World Office Bldg.
Tsimshatsui, Kowloon,
Hong Kong

Dr. Paul Tong                    57            Director
Room 930, Block B,
East Wing
New World Office Bldg.
Tsimshatsui, Kowloon,
Hong Kong

Each  director of the Registrant is elected by the stockholders to a term of one
(1) year and serves until his successor is elected and qualified. Each officer of the Registrant is elected by the Board of Directors to a term of one
(1) year and serves until his successor is duly elected and qualified, or until he is removed from office. The Board of Directors has no nominating, auditing or compensation committees.

Background  of  Officers  and  Directors
----------------------------------------

Stephen Chow - Mr. Chow has been the Chief Executive Officer, President and Chairman of the Board of Directors of the Registrant since inception. For the past five years, he has also been the Managing Director of Honpar group companies, Hong Kong and Vice President of Enrich Ventures, Ltd., a public corporation traded on the Vancouver Stock Exchange. From 1983 to 1990, he was Senior Vice President of Hip Shing Land Development Ltd., USA and from 1972 to 1994, he was President of Consolidated Investment & Construction Ltd. in Canada. He is currently the Advisor of Economic Affairs in the City of Taishan, Guandong, China and has been appointed an Honorable Citizen of Shilong, Dongguan, Guandong, China. His past appointments/affiliations include Director, Community Redevelopment Agency of the City of Los Angeles; Director/Officer of Windsor Builders Association of Ontario, Canada; President, Essex County Chinese-Canadian Association of Ontario, Canada; and Director, Multi-Cultural Council of Canada. He graduated from Hong Kong Technical College in 1959. He is the brother of Sam Chow, a member of Registrant's Advisory Board. He is the brother of Sam Chow, a member of Registrant's Advisory Board. Mr. Chow devotes full time to the business of Registrant.

Sang Chan - Mr. Chan has been a Director and the Treasurer of the Registrant since inception. From 1993 to the present, he has also been Chairman of Po Sang Construction Co., Ltd. of China; General Manager of Honpar (Huangzhou) Properties Co., Ltd.; General Manager of the China Division of Honpar Properties, Ltd. and the Owner/Manager of Po Sang Construction Co., Ltd., Hong Kong. From 1961 to 1993 he was a Consultant/Designer for various architectural firms in Hong Kong. Mr. Chan has a Major Degree in Accounting from Yuet Hoi University of Macau and devotes full time to the business of Registrant.

Paul Lam - Mr. Lam has been a Director and the Secretary of the Registrant since inception. From 1992 to the present, he has been the Managing Director of CNT
Group  Ltd.,  a  Hong-Kong  publicly-traded    paint manufacturing     company.
From 1975 to 1992, he was Managing Director of The China Paint Mfg. (1946) Co., Ltd. Mr. Lam graduated from the University of California-Berkeley in

1966 with a B.A. Degree in Chemistry. He is currently a committee member of the Chinese People Political Consultative Conferences (CPPCC) of Shenyang City, Liaoling Province and Chengdu City, Sichuan, respectively. He devotes his time as necessary to the business of Registrant.

Dr. Paul Tong - Dr. Tong has been a Director of the Registrant since March 2, 1998. From 1995 to September 1997, he has been the Chief Executive Officer of Pacific Century Regional Developments Ltd., with responsibility for infrastructure and property developments. From 1978 to 1994, he was General Manager of New World Development Co., Ltd., where he supervised the design and administration of commercial, residential and infrastructural projects in the Asian Pacific and North America. Dr. Tong has gained extensive experience in civil engineering having worked as a geotechnical engineer for a British consultancy as a civil engineer for a Hong Kong engineering consultancy and as a director and technical manager of a Hong Kong construction company. Dr. Tong graduated from the University of Manchester, U.K. in 1970 with a PhD. He is currently a member of the Institution of Civil Engineers, London and the Hong Kong Institution of Engineers. He devotes his time as necessary to the business of Registrant.

Employment  Agreements
----------------------
None of Registrant's officers or directors are currently party to employment agreements with Registrant. Registrant presently has no pension, health, annuity, bonus, insurance, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available for directors, officers or employees of Registrant, except for options granted by the Board of Directors to certain officers, directors and consultants to Registrant.

Advisory  Board
---------------
The  following  professional  engineers  comprise  Registrant's  Advisory Board:

Brian Poon - Mr. Poon, a Canadian residing in Vancouver, B.C., is a structural engineer by profession with extensive building and structural engineering experience in Canada and Hong Kong for over 30 years. He was the chairman of the Structural Division of the Hong Kong Institution of Engineers 1984-1985 and served as Council member for several years. He co-founded Ng Chun Man & Associates, Architects and Engineers (H.K.) Ltd., one of the largest architectural and engineering firms in Hong Kong. In a wide and varied spectrum in building development field, his major projects include the Asia Terminal Limited Building, the Hong Kong Exhibition Centre, Central Plaza in Hong Kong and Shantou University in China. He took up residence in Vancouver in 1991 and is the President of Jet Fast Consultants Ltd. in Vancouver. He is also involved in food, hotel, travel and tour business and property developments in Southeast Asia.

Sam Chow - Mr. Chow resides in San Francisco, California, where he is professionally licensed in Civil Engineering by the State of California. Mr. Chow has 35 years of experience in construction, structural engineering, and civil engineering involving various low-rise and high-rise commercial and residential buildings. Mr. Chow is the Founder and President of ECD Construction, Inc., which provides contracting and construction management services to both public and private sector. As a licensed General Building Contractor, his projects include commercial, residential, and industrial construction. Prior to founding ECD Construction, Inc., Mr.

Chow was at Davy McKee Corporation, where he was responsible for all aspects of civil and structural work on several multi-million dollar mining projects. Mr. Chow is the brother of Stephen Chow, an officer, director and principal shareholder of Registrant. Mr. Chow is the brother of Stephen Chow, an officer, director and principal shareholder of Registrant.

ITEM  6.     EXECUTIVE  COMPENSATION
            ========================

The following table sets forth certain information relating to the aggregate annual remuneration the Registrant pays to its officers and directors:

--------------------------------------------------------------------------------
                         SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------
                        ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                                              SECURITIES
                                               RESTRICTED     UNDERLYING
NAME AND PRINCIPAL                             STOCK           OPTIONS/
POSITION                    YEAR     SALARY    AWARD(S)(2)      SARS(2)   OTHER
-------------------         ----     ------    -----------    ----------  ------

STEPHEN CHOW (1)            1998       -       $178,480        178,480      -
PRESIDENT, CEO

SANG CHAN,                  1997    $46,000       -               -         -
TREASURER.                  1998    $46,000    $100,000        100,000      -

PAUL LAM                    1998       -       $100,000        100,000      -

PAUL TONG                   1998       -       $100,000        100,000      -
-------------------------------------------------------------------------------

(1) Mr. Stephen Chow, CEO of Registrant, waived his annual compensation of $120,000 for the fiscal year ended December 31, 1998.

The other officers and directors of Registrant do not currently receive cash remuneration or salaries for their efforts. Upon successful completion of Registrant's proposed business projects, or receipt of revenues from operations of Registrant, of which there can be no assurance, salaries and other remuneration will be established by the Board of Directors as appropriate.

There are no employment contracts between Registrant and any of its officers or directors.

Registrant does not have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment with Registrant or from a change in control of Registrant, or a change in the executive officers' responsibilities following any change in control, where in respect of an executive officer, the value of such compensation exceeds $120,000.

               OPTION/SAR  GRANTS  IN  LAST  FISCAL  YEAR
               ------------------------------------------

On July 14, 1998, Registrant granted the following stock options to the following officers and/or directors as additional compensation and incentives for services rendered to Registrant:

                                     PERCENT
                                     OF
                                     TOTAL
                   NUMBER OF         OPTIONS/
                   SECURITIES        SARS
                   UNDERLYING        GRANTED         EXERCISE      DATE OF
NAME OF HOLDER     GRANTED (#)       FISCAL YR       PRICE         EXERCISE
--------------     ----------       ----------      ---------      --------
STEPHEN CHOW         178,000           18%         $1.50/SHARE    UNTIL 7/13/99

PAUL TONG            100,000           10%         $1.50/SHARE    UNTIL 7/13/99

PAUL LAM             100,000           10%         $1.50/SHARE    UNTIL 7/13/99

SANG CHAN            100,000           10%         $1.50/SHARE    UNTIL 7/13/99

(1)  These percentages are based on the total number of option shares (968,480).

Each of the above options allow the holder to purchase one share of Registrant's restricted Common Stock at an exercise price of $1.50 per share for a period of one (1) year from the date of issue of the Option. Any shares acquired through exercise of these options shall be restricted shares and may not, under any circumstances, be registered or in any way become free trading until two years from the date the shares are acquired through exercise of the option. The records of the stock transfer agency, as well as any certificates issued upon exercise of these options shall contain said restrictive legend.

There are no other bonus, pension, deferred compensation, long-term incentive plans or awards, or any other similar plans for executive officers and/or directors of Registrant.

Item  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
             ==================================================

On January 8, 1997, Registrant entered into two separate agreements for the purchase and sale of certain assets, one with Honpar (Huangzhou) Properties Limited and one with Honpar Properties Limited. Stephen Chow, an officer, director and principal shareholder of the Registrant, is an officer, director and principal shareholder of both of these companies. Registrant issued a total of 9,000,000 shares of its restricted Common Stock in exchange for all of the rights and interests in and to the assets as follows: (i) 5,760,000 shares in exchange for an 80% equity interest in the Dragon Villa and Water World projects in Guandong Province, China, and (ii) 3,240,000 shares in exchange for the Maple City project. Of the total 9,000,000 shares, 5,755,800 were issued to officers, directors, advisors and/or control person of the Registrant and 3,244,200 were issued to unrelated third parties. (See Item 1, Description of Business and Item 3, Description of Property.)

On June 20, 1998, Registrant sold, in a private placement transaction, a total of 323,000 shares of its restricted Common Stock to Extensiview Ltd., a principal shareholder of Registrant and an unrelated third party, for the sum of $646,000 U.S., or $2.00 per share.

On December 15, 1998, Registrant acquired a city hall development project in Shilong Town by issuing 2,590,730 shares of its Common Stock to Honpar (Shilong) Properties Limited, a Hong Kong corporation, of which Stephen Chow, an officer, director and principal shareholder of Registrant, is an officer, director and shareholder, in exchange for 100% equity interest in Honpar (Shilong).

ITEM  8.     DESCRIPTION  OF  SECURITIES
             ===========================

The authorized capital stock of the Registrant consists of 25,000,000 shares of Common Stock, par value $.001, of which a total of 12,955,530 are issued and outstanding. The holders of the Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Registrant; (ii) are entitled to share ratably in all of the assets of the Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to the Registrant's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Registrant's securities.

The holders of shares of Common Stock of the Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Registrant's directors.

To date, Registrant has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Registrant, general economic conditions, and other pertinent conditions. It is the present intention of the Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Registrant's business.

Registrant will furnish annual financial reports to stockholders, certified by its independent accountants, and may, in its discretion, furnish unaudited quarterly financial statements.

Options
-------
On July 14, 1998, pursuant to a Stock Option Plan adopted by the Board of Directors on July 1, 1998, Registrant granted stock options to acquire up to a total of 968,480 shares of its restricted Common Stock to certain of its officers, directors, employees and consultants. The Stock Option Agreement provides that each holder of Options may purchase one share of Registrant's restricted Common Stock at an exercise price of $1.50 per share for a period of one (1)) year from the date of issue of the Option. Any shares acquired through exercise of these Options shall be restricted shares and may not, under any circumstances, be registered or in any way become free trading until two years from the date the shares are acquired through exercise of the Option.

                                   PART  II
                                   ========

ITEM  1.  STOCK  MARKET  PRICE  OF  AND  DIVIDENDS  ON  REGISTRANT'S  COMMON
          ==================================================================
          STOCK  AND  OTHER  SHAREHOLDER  MATTERS
          =======================================

Common  Stock  Trading  Information
-----------------------------------
Registrant's shares are traded on the OTC Bulletin Board under the symbol ASTV and commenced trading on July 1, 1998. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

PERIOD                      HIGH            LOW
------                      -----          -----

JUNE 30, 1999              3.50            1.25
MARCH 31, 1999             2.25            1.50
DECEMBER 31, 1998          2.25            1.125
SEPTEMBER 30, 1998 . . . . 2.25            2.00
JULY 1, 1998               2.00            2.00

This information was obtained from the Internet (Quicken.com) and does not reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

As  of    June 30    , 1999 there were 216 shareholders of record of the
2,955,530 shares  of  Common  Stock  issued  and  outstanding.

Stock  Transfer  Agent
----------------------
Oxford Transfer and Registrar Agency, 317 S.W. Alder, Suite 1120, Portland, Oregon 97204, telephone number (503) 225-0375, is Registrant's stock transfer agent for its securities.

Dividends
---------
Registrant has not paid any cash dividends to any of its shareholders. The declaration of any future cash dividends will be at the sole discretion of the Board of Directors and will depend upon the earnings, if any, the capital requirements and financial position of Registrant, general economic conditions and other pertinent conditions. Unless otherwise determined by the Board of Directors, no dividends shall be paid on any share which has been purchased or redeemed by Registrant while the shares are held by Registrant. Pursuant to Registrant's Articles of Incorporation (attached hereto as Exhibit 3(I) and incorporated herein by reference), the Directors may, from time to time, capitalize any undistributed surplus on hand of Registrant and may from time to time issue shares, bonds, debentures or debt obligations of Registrant as a dividend representing such undistributed surplus on hand, or any part thereof. It is the present intention of Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest any earnings into its business operations.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Registrant's Common Stock may be deemed to be a penny stock and thus will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The Nasdaq SmallCap Market. Consequently, the penny stock rules may restrict the ability of broker/ dealers to sell Registrant's securities and may adversely affect the ability of holders of Registrant's Common Stock to resell their shares in the secondary market.

ITEM  2.     LEGAL  PROCEEDINGS
             ==================

Registrant is not a party to any pending litigation and, to the best of its knowledge, none is contemplated or threatened.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
             ==================================================

Registrant has not had any changes in or disagreements with Accountants since inception.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES
             ===========================================

On June 20, 1998, Registrant sold, in a private placement transaction, a total of 323,000 shares of its restricted Common Stock to Extensiview Ltd., a principal shareholder of Registrant and an unrelated third party, for the sum of $646,000, or $2.00 per share.

On August 6, 1998, Registrant sold, in a private placement transaction, a total of 300,000 shares of its restricted Common Stock to Mr. Li Chee Ngam, an unrelated third party, for the sum of $660,000, or $2.20 per share.

On November 5, 1998, Registrant sold, in a private placement transaction, a total of 180,000 shares of its restricted Common Stock to Mr. Li Chee Ngam, an unrelated third party, for the sum of $270,000, or $1.50 per share.

The purpose of this Form 10-SB is to register all of the issued and outstanding shares of Registrant. During the last two years, no other unrestricted shares of Common Stock were sold by Registrant.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
             =============================================

Pursuant to the Articles of Incorporation of Registrant, Registrant's officers and directors, and/or heirs and personal representatives, who may be made a party to any proceeding, including a law suit, because of his/her position, may be indemnified from any personal liability. This indemnification shall include payment of all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred in a civil, criminal or administrative proceeding. The indemnification is intended to be to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers of Registrant pursuant to the foregoing provisions, Registrant is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                            PART F/S
                            ========
                 FINANCIAL  STATEMENTS  AND  EXHIBITS
                 ====================================

Audited financial statements of Registrant for the period from January 8, 1997 (date of incorporation) through the period ended December 31, 1997 and the year ended December 31, 1998, and the unaudited consolidated condensed financial
statements for the quarter ended June 30, 1999    , prepared  by BDO
International, 29th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, Telephone (852) 2541-5041,
immediately  follow:

BDO  INTERNATIONAL
Certified  Public  Accountants
29th  Floor  Wing  On  Centre
111  Connaught  Road  Central
Hong  Kong

            REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS
               TO  THE  BOARD  OF  DIRECTORS  AND SHAREHOLDERS OF
                        ASIAN  STAR  DEVELOPMENT,  INC.

We have audited the accompanying consolidated balance sheets of Asian Star Development, Inc. as of December 31, 1997 and 1998 and the related consolidated statements of operations, changes in shareholders equity and cash flows for the period from January 8, 1997 (date of incorporation) to December 31, 1997 and the year ended December 31, 1998. These financial statements are the responsibility of the Registrant's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asian Star Development, Inc. at December 31, 1997 and 1998, and the consolidated results of their operations and cash flows for the period from January 8, 1997 to December 31, 1997 and year ended December 31, 1998, in conformity with generally accepted accounting principles in the United States of America.

BDO  International
Certified  Public  Accountants
Hong  Kong












              (THIS SPACE LEFT BLANK INTENTIONALLY)


                             ASIAN STAR DEVELOPMENT, INC.
                             CONSOLIDATED BALANCE SHEETS
                              (Expressed in US Dollars)

                                                            December 31,
                                                       -----------------------
                                                        1997            1998
ASSETS
Current assets
    Cash and cash equivalents                              $34,311     $71,690
    Subscription receivable                                -            91,980
    Prepayments                                            -           393,818
    Inventories (Note 3)                                   -            29,045
    Other assets                                            580         20,405
                                                        ----------   ---------
   Total current assets                                    $34,891    $606,938

Land usage rights (Note 4)                              $6,288,177  $6,523,082
Land improvement (Note 4)                                4,042,644   4,274,312
Construction in progress (Note 4)                        1,080,539   1,564,530
Property and equipment, net (Note 5)                         3,160   1,424,053
                                                        ----------  ----------
Total assets                                           $11,449,411 $14,392,915
                                                       =========== ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Due to a shareholder (Note 6)                           $524,329    $236,922
  Accounts payable                                            -        579,289
  Others payable                                            33,860     126,447
  Accrued liabilities                                      125,539      95,737
                                                       -----------  ----------
Total current liabilities                                 $681,728  $1,038,395
Commitments and contingencies (Note 9)
Minority interest (Note 7)                              $6,053,268  $6,030,636
Shareholders' equity
Common stock, $0.001 par value:
   25,000,000 shares authorized, 11,768,830 and
      12,955,530 shares issued and outstanding
Common stock  (Note 10)                                     11,769     12,956
Additional paid-in capital (Notes 10 and 11)             4,666,646  8,207,831
Stock subscribed                                            36,000     91,980
Accumulated losses                                             -     (988,883)
                                                        ---------- ----------
Total Shareholders' equity                              $4,714,415  7,323,884

  Total liabilities and shareholders' equity           $11,449,411 $14,392,915
                                                       =========== ===========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                                28



                          ASIAN STAR DEVELOPMENT, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                         (Expressed in US Dollars)

                                                   Period from
                                                    January 8,
                                                     1997 to         Year ended
                                                    December 31,    December 31,
                                                       1997             1998
                                                   ------------      -----------
Revenue, net                                       $       -         $   188,583

Cost of sales                                              -              94,845
                                                   -------------     -----------
Gross profit                                               -              93,738

Selling expenses                                           -             175,744

General and administrative expenses                        -             975,567

Other income net                                           -            (46,058)
                                                   ------------      -----------
Loss before income tax                                     -         (1,011,515)

Income tax provision (Note 8)                              -                  -
                                                   ------------       ----------
Net loss before minority interest                          -         (1,011,515)

Less: loss in a subsidiary attributed to
     minority interest                                     -             22,632
                                                    -----------        ---------
Net loss attributed to common shareholders         $-                 $(988,883)
                                                   ============       ==========
Net loss per common share - Basic and diluted      $-                 $   (0 08)
                                                   ============       ==========
Weighted average number of common shares
   outstanding                                       11,628,146       12,294,905
                                                   ============       ==========

See accompanying summary of accounting policies and notes to consolidated financial statements

                          ASIAN STAR DEVELOPMENT, INC.
            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (Expressed in US Dollars)

               Common Stock      Additional                           Total
              Number             Paid-in     Accumulated  Stock       Share-
            of Shares   Amount   Capital     Losses       Subscribed  holders
                                                                      Equity
           -------------------   ----------  -----------  ---------- ---------
Balance at
January 8,
1997        1,590,730  11,591   $2,542,037   $     -       $   -      $2,553,628

Rule 504
offering
(Note 10)     198,100     198      362,142         -           -         362,340

Capital
injected
(Note 10)         -        -     1,798,447         -            -      1,798,447

Net loss          -        -           -           -            -           -
           ----------- -------  ----------  ----------    ----------   ---------
Balance at
12-31-97   11,788,830  11,789    4,702,626         -            -      4,714,415

Rule
offering
(Note 10)     163,700     164      294,496         -            -        294,660

Private
placement
in 6/98
(Note 10)     323,000     323       45,677         -             -       646,000

Private
placement
in 8/98
(Note 10)     300,000     300      659,700         -             -       660,000

Private
placement
in 9/98
(Note 10)     200,000     200      449,800         -             -       450,000

Private
placement
in 11/98
(Note 10)     180,000     180      177,840         -         91,980      270,000

Stock-based
compensation
(Note 11)         -       -        679,314         -             -       679,314


                                        30

CEO notional
compensation
(Note 12)         -       -        120,000         -              -      120,000

Capital
injected
(Note 10)         -       -        478,378         -              -      478,378

Net loss          -       -            -     $ (988,883)          -    (988,883)
           --------  -------     ---------   -----------    --------   ---------
Balance at
December
31, 1998   $12,955,530 $12,956   $8,207,831  $ (988,883)   $91,980    $7,323,884
           =========== =======   ==========  ===========   =======    ==========

See accompanying summary of accounting policies and notes to consolidated financial statements

                                ASIAN STAR DEVELOPMENT, INC.
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Expressed in US Dollars)

                                                    Period from
                                                     January 8,
                                                      1997 to        Year ended
                                                    December 31,    December 31,
                                                       1997              1998
                                                  ------------     ------------
Cash flows from operating activities
 Net loss                                            $     -       $   (988,883)
  Adjustment to reconcile net loss to
  net cash provided by operating activities
  Depreciation and amortization of fixed assets            -             49,617
  Stock Issued for consulting service                      -            450,000
  Non-cash compensation expense                            -            799,314
  Minority interest                                        -            (22,632)
  Prepayments                                              -           (393,818)
  Inventories                                              -            (29,045)
  Other assets                                           (580)          (19,825)
  Accounts payable                                         -            579,289
  Others payable                                       33,860            92,587
  Accrued expenses                                    116,516           (27,802)
                                                  -----------        ----------
Net cash provided by operating activities           $ 149,796       $   488,802
Cash flows from  investing  activities
  Payments for overhead                              (477,591)         (471,742)
  Payments for land improvement                      (523,597)               -
  Payments for construction materials                      -               (444)
  Acquisition of properties and fixed assets             (966)       (1,470,510)
                                                  ------------      ------------
Net cash used in investing activities              (1,002,154)       (1,942,696)
Cash flows from financing activities
  Proceeds from common stock subscription              362,340        1,778,680
  Advanced from (Repayment to) a shareholder           524,329         (287,407)
                                                  ------------       -----------
Net cash provided by financing activities              886,669         1,491,273
Net increase in cash and cash equivalents               34,311            37,379
Cash and cash equivalents at beginning of period            -             34,311
                                                  ------------        ----------
Cash and cash equivalents at end of period           $  34,311        $   71,690
                                                   ============       ==========
Supplemental disclosure of significant
non-cash transactions
  Shares issued on date of incorporation
  in exchange for projects under construction       $1,946,654                 -
  Land usage right contributed by PRC
  minority interest                                  6,053,268                 -
Capital injection in Honpar Shilong for:
  Land usage rights                                    234,909            34,905
  Land improvement                                   1,572,393           231,668
  Construction in progress                             375,448            11,805
  Overhead pool                                        223,371                 -

                        ASIAN  STAR  DEVELOPMENT,  INC.
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                           (Expressed  in  US Dollars)

NOTE  1  -  BACKGROUND  AND  REORGANIZATION

Asian Star Development, Inc., (the Company) was incorporated under the laws of the State of Nevada in United States of America on January 8, 1997 to conduct real estate development business in the People's Republic of China (PRC).

The Company was incorporated to consolidate two projects, the Maple City project and Shilong Town project, previously conducted by two Hong Kong corporations, namely Honpar Properties Limited (Honpar) and Honpar (Huangzhou) Properties Limited (Honpar Huangzhou) respectively, both of which are substantially owned by one of the Company's directors.

The interest in the project of Maple City was transferred into Honpar from Brightstar Investment Limited in 1993, a company in which an existing director of the Company has the majority interests. The transfer-in value of the project at that time was determined on the basis of historical cost.

The Shilong Town project is conducted through two equity joint venture companies in the PRC, Dongguan Dragon Villa Ltd. (Dragon Villa) and Dongguan Dragon Entertainment Centre Ltd. (Dragon Entertainment), in which Honpar Huangzhou owned 80% interests and rights. Dragon Villa and Dragon Entertainment were formed in December 1995, for the sole purpose of this project.

The Company issued 9,000,000 shares of common stock in exchange for the entire rights to and interests in the Maple City project and an 80% rights to and interest in Dragon Villa and Dragon Entertainment on January 8, 1997. The transaction was accounted for in a manner similar to that in pooling of interest accounting.

In October 1997, the Company entered into a co-operative joint venture agreement in respect of the development of Shilong Water World located in Shilong Town in the PRC through Dragon Villa. The joint venture constructed a water entertainment complex, which includes facilities such as a restaurant, swimming pools and a kiosk. Operations commenced on August 1, 1998.

During December 1998, the Company issued 2,590,730 shares of common stock at $1.113 per share in exchange for 100% equity interest in Honpar (Shilong) Properties Limited (Honpar Shilong), a company incorporated in Hong Kong and conducting the Shilong City Hall project since 1996. Honpar Shilong was owned by a major shareholder of the Company. The price per share of $1.113 was calculated based on giving a 30% discount on the weighted average trading price of 60 days before the transaction date (December 15, 1998). The number of shares was determined based on the historical cost of the total assets and liabilities of Honpar Shilong divided by the price per share as determined aforementioned.

This combination was treated as a reorganization of entities under common control and accounted for in a manner similar to that in pooling of interest. Consequently, the consolidated financial statements present the financial positions, the related results of operations, shareholders' equity, and cash flows of the Company by consolidating the two entities' activities as if this combination had taken place at the beginning of the years presented.

After this combination, the total subsidiaries and equity interest structure are as follows:

Name                                       Incorporated in      Equity Interest
-----                                      --------------       ---------------
Dongguan Dragon Villa Ltd.                       PRC                  80%
Dongguan Dragon Entertainment Centre Ltd.        PRC                  80%
Honstar Entertainment Centre Ltd.                PRC                 100%
Gang Feng (Boluo) Real Estate Co. Ltd.           PRC                 100%
Honpar Shilong Properties Limited                Hong Kong           100%
Asian Star (Hong Kong) Limited                   Hong Kong           100%

The Company did not have any operating activities in 1997 and has suffered a loss of $988,883 in 1998, and had negative working capital in 1997 and 1998, respectively. Historically, one of the Company's directors and major shareholders provided the Company with substantial financing sources. The director has provided a letter of support indicating that he pledges to provide continuous financial support to enable the Company to satisfy its working capital requirements and to complete its commitments to these investment projects on a going concern basis. While there is no assurance that funding will be available, the Company is continuing to actively seek funding to complete respective investment projects through equity and/or debt financing. There is uncertainty that management fund raising exercise will be successful. The accompanying financial statements do not include any provisions or adjustments, which might result from the outcome of the uncertainty discussed above.

NOTE  2  -  SUMMARY  OF  IMPORTANT  ACCOUNTING  POLICIES

Basis  of  Accounting  and  Principles  of  Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and present the financial statements of the Company and its foreign subsidiaries. All material inter-company transactions have been eliminated.

Foreign  Currency  Translation  and  Transactions

The financial position and result of operations of the Company's foreign subsidiaries are determined using local currency (Renminbi Yuan and Hong Kong Dollars, hereafter RMB and HKD, respectively) as the functional currency. Assets and liabilities of the subsidiaries are translated at the prevailing exchange rate in effect at each period end. Contributed capital is translated at historical exchange rate when capital is injected. Income statement accounts are translated at the weighted average rate of exchange during the period . Translation adjustments arising from the use of different exchange rates from period to period are included in cumulative translation adjustments in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in other income or expense. There are currently no assets or liabilities that would give rise to an other comprehensive income item.

Revenue  Recognition

Revenue from swimming pool ticket sales are recognized when tickets (net of business tax) are sold. Revenue from goods sold in kiosk operation are recognized when the risk of loss for the goods sold is passed to the buyers, which is usually at the time of delivery. Revenue from the restaurant operation are recognized when the services are rendered to the customers.

Inventories

Inventories, which consist of purchased merchandise and consumable stores, are stated at the lower of cost (first-in-first-out basis) and market value.

Capitalization  Policy

The development and construction of real estate involves direct project costs and indirect project costs, which are allocated to a specific real estate project. Capitalization of these costs continues until the project is complete.

Land  Usage  Rights

Land usage right is an intangible asset and stated at cost. Land usage right is generally contributed by local joint venture partners in the respective entities and is amortized over the unexpired land usage term.

Land  Improvement

Land improvement is stated at cost, including substantially capitalized interest and direct costs related to grading, filling, leveling and landscaping activities. Land improvement is depreciated over the estimated economic life of any project which is built on these parcels of improved land.

Construction  in  Progress

Construction in progress is stated at cost. Construction in progress includes direct costs and capitalized interest related to any identifiable project.

Overhead

Overhead represents all accumulated indirect costs that are related to projects, such as project supervisors' salaries, certain travel and administrative expenses and legal fees, etc. The accumulated overhead is allocated to respective projects based on the actual time spent on each project. A project is generally considered to be operational when it is substantially completed, including tenant improvement, and held available for occupancy, but not later than one year from cessation of major construction activities.

Cash  and  Cash  Equivalents

Cash includes cash in hand and deposits repayable on demand with any bank or other financial institution. Cash equivalents include short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advance. Cash and cash equivalents include cash in hand, deposits, investments and advances denominated in foreign currencies provided that they fulfill the above criteria.

Property,  Equipment  and  Depreciation

Property and equipment are stated at cost. Depreciation is computed using the straight-line method to allocate the acquisition cost of depreciable assets over the estimated useful lives of the assets as follows:

                                                      Estimated
                                                      Useful Life
                                                      (in years)
                                                      -----------
Land usage rights                                       50-70
Building premises                                       10-25
Water amusement park facilities                          8-25
Vehicles                                                  8
Office furniture, fixture and equipment.                 3-10
Kitchen equipment and facilities                         3-10

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Additions and betterments to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in operations.

Income  Taxes

The Company and its subsidiaries account for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets. Deferred income taxes are recognized based on the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expenses or benefits in the year that covers the enactment in the near future date. A valuation allowance will be provided due to the uncertainty that deferred tax benefit will be realized.

Fair  Value  of  Financial  Instruments

The carrying amounts of certain financial instruments, including cash, accounts receivable and accounts payable approximate fair value as of December 31, 1997 and 1998 because of the relatively short-term maturity of these instruments.

Use  of  Estimates

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be different from those estimates.

Reclassification

Certain comparative figures were reclassified to conform to the December 31, 1998 presentation.

Adoption  of  SFAS  No.  121

The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS No. 121) Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets being developed, based on fair value, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Example of indicators of impairment include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change in legal or business factors that could affect the value of an asset.

The estimation process in determining the fair value of real estate assets is inherently uncertain and relies on considerable extent on current and future economic and market conditions, the availability of suitable financing to fund holding, development and construction activities, and the repayment or refinancing of existing debts. Such economic and market conditions may affect management's development and marketing plans. Accordingly, the ultimate realization may differ from amounts presently estimated.

Earnings  (Loss)  Per  Share

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No. 128) "Earnings per Share". The statement replaces the calculation of primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings (loss) of an entity, similar to fully diluted earnings (loss) per share.

During loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

Stock-based  Compensation

The Company adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 23) - Accounting for Stock-based Compensation. The Company uses the intrinsic value method of accounting per APB No. 25 for employee stock options and discloses the pro forma impact on net income and earnings (loss) per share as if the fair value based method had been applied. For equity instruments, including stock options issued to non-employees, including directors, the fair value of the equity instruments or the fair value of the consideration received, whichever is more readily determinable, is used to determine the value of services or goods received and the corresponding charge to operations.

New  Accounting  Standards  Not  Adopted  Yet

In  June  1998,  the  Financial  Accounting  Standards Board issued Statement of
Financial  Standards  No.  133,  (SFAS  No.  133) - Accounting  for  Derivative
Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

NOTE  3  -  INVENTORIES

Inventories  consist  of:

                                                            December 31,
                                                            -------------
                                                            1997     1998
Merchandise and service goods                              $ -      $20,275
Spare parts and supplies                                     -        8,770

NOTE  4  -  PROJECTS  UNDER  CONSTRUCTION

Projects  under  construction  consist  of  the  following:

                        Shilong   Shilong            Shilong
                        Town      Water     Maple    Town
                                  World     City     Hall            Total
--------------------------------------------------------------------------
Accumulated cost:

Land usage rights    $6,053,268  $     -  $    -     $  234,909   $6,288,177
Land improvement        217,800        -  1,876,701  1,948,143
4,042,644
Construction in
progress                295,036   80,412       -           -         375,448
Overhead                 81,844   12,833    299,506    310,908       705,091
                                                                  ----------
Balance, 12/31/97                                                 $11,411,360
                                                                  ===========
Accumulated cost:

Land usage rights    $6,053,268 $      -  $   -      $ 469,814    $ 6,523,082
Land improvement        217,800        -  1,876,701  2,179,811      4,274,312
Construction in
Progress                302,227        -     85,470         -         387,697
Overhead                131,271        -    495,312    550,250      1,176,833
                                                                   ----------
Balance, 12/31/98                                                 $12,361,924
                                                                  ===========

Shilong  Town  (Land  usage  term  :  50-70  years)

The Shilong Town project, which is developed by Dragon Villa and Dragon Entertainment, comprises three parcels of land located in Shilong Town center, which are adjacent to each other with a total area of approximately 57,500 square meters. It is the intention of the joint venture companies to establish a residential, commercial and entertainment complex on these 3 parcels of land. Management expects the completion date will be 2001. Out of 57,500 square meters, a land usage rights certificate in the name of Dragon Villa with a total area of approximately 5,700 square meters was obtained during 1998. The joint venture entities awaiting issuance of the land usage rights certificates from the relevant authorities for the remaining parcels. The land on which the commercial and entertainment buildings will be built will have a 50-year lease term, while the remainder will have a 70-year lease term, starting from the date when the land usage rights certificates are obtained. According to the joint venture agreement, the profit and loss sharing ratio between the Company and the joint venture partner is 80% and 20%, respectively.

The value of land usage rights in the Shilong Town project is based on the contracted value agreed between Honpar Huangzhou and the PRC joint venture partner when the land usage rights were injected into the joint venture in 1996.

Shilong  Water  World  (Land  usage  term:  70  years)

Shilong Water World (Land usage term: 70 years)Water World (Land usage term 70 years)

The Shilong Water World project, which is developed by Dragon Villa, is located adjacent to the Shilong Town center with a total area of approximately 40,000 square meters. The Company contributed funds for the construction of an entertainment complex , while the PRC joint venture partner contributed a parcel of land without receiving any consideration. This parcel of land will be returned to the PRC joint venture partner when the co-operative joint venture agreement expires in 70 years starting from 1997. The construction of the water entertainment center, which includes facilities such as a restaurant, swimming pools and a kiosk, was completed and operations commenced on August 1, 1998. The profit and loss sharing ratio between the Company and the joint venture partner is 80% and 20%, respectively.

Maple  City  (Land  usage  term:  70  years)

The Maple City project, which is developed by the Company, comprises three parcels of land which are close by each other. The land usage rights certificates of the Maple City project stipulate a lease term of 70 years, commencing from 1993 and the total area is approximately 74,000 square meters. The land was contributed by the Chinese joint venture partner to the Company at no consideration. It is the intention of the Company to build a hotel, commercial and entertainment complex on these parcels of land. A hotel and entertainment center is being built by a PRC registered and wholly-owned subsidiary, Honstar Entertainment Center Ltd. ("Honstar"). The construction has commenced and certain concrete structural work was completed.

Shilong  City  Hall  (Land  usage  term:  70  years)

The Shilong City Hall project, which is developed by Honpar Shilong, consists of a parcel of land located in the center of Shilong Town with approximately 5,855 square meters. Honpar Shilong entered into a co-operative contract with Shilong

Town Government to build a commercial complex including retail and office space, residential space and a town hall theatre with approximately 1,000 seats on the aforementioned parcel of land. In addition, Honpar Shilong is required to allow Shilong Town Government to freely use the city hall theater. The land usage right will expire in 70 years starting from the date when the inspection certificate is issued.

In light of the co-operative contract, Honpar Shilong is required to pay, upon the issuance of an inspection certificate when the construction is complete, RMB50 million for the land usage right and RMB3.8 million for land management fee and land improvement expenses. Upon fulfilling the above requirements, the land usage rights will be transferred to Honpar Shilong from the Shilong Town
Government. As of December 31, 1998, a total of RMB4 million ($469,814) installment payments were made by Honpar Shilong against the RMB50 million land usage rights.

"6-12"  Convenience  Store  Chain

In September 1998, the Company entered into a letter of intent to establish a Hong Kong company to acquire 100% of the total issued and outstanding shares of two PRC corporations. The Company will own 75% of this newly established company which will carry a "6-12" convenience store chain in PRC. No cost has been incurred on this project as of December 31, 1998.

NOTE  5  -  PROPERTY  AND  EQUIPMENT,  NET

Property  and  equipment  consists  of:

                                                          December 31,
                                                      1997           1998

Building premises                                   $     -      $   332,586
Water amusement park facilities                           -          964,765
Vehicles                                                  -           20,171
Office furniture, fixture and equipment                7,604          59,168
Kitchen equipment and facilities                          -          101,424
                                                    --------     -----------
                                                       7,604      $1,478,114
Less: Accumulated depreciation                        (4,444)        (54,061)
                                                    --------      ----------
                                                    $  3,160      $1,424,053
                                                    ========      ==========

NOTE  6  -  RELATED  PARTY  TRANSACTIONS

The Company, from time to time, received from or made payment to a shareholder. The balance due to the shareholder does not bear any interest and does not have clearly defined terms of repayments.

As of December 31, 1997 and 1998, the amount due to the shareholder is $524,329 and $236,922, respectively.

NOTE  7  -  MINORITY  INTEREST

The balance represents the 20% contributed capital in the form of land usage rights from the PRC joint-venture partner in the Shilong Town project and the current year's attributable loss arising from the operation of Shilong Water World under the entity of Dragon Villa. The components of minority interest are as follows:

                                                           December 31,
                                                    --------------------------
                                                     1997               1998
Land usage rights                                  $6,053,268        $6,053,268
Loss attributable to minority shareholder                  -            (22,632)
                                                   ----------        ----------
                                                    6,053,268       $6,030,636
                                                   ==========        ==========

NOTE  8  -  INCOME  TAXES

Dragon Villa commenced operations in 1998. The standard enterprise income tax rate in PRC is 33% of which 30% is attributed to the central government and 3% to the provincial government. For the year ended December 31, 1998, Dragon Villa suffered a tax loss, no provision for income taxes is required accordingly.

Significant components of the Company's estimated deferred tax assets as of December 31, 1997 and 1998 are as follows:

                                                            December 31,
                                                    ----------------------------
                                                     1997                1998
Deferred tax assets and liabilities:
Net operating loss carry forward                     $     -         $ 333,961
Capitalization of pre-operating expenses                   -            (1,179)
Depreciation                                               -            14,561
                                                     -----------     ----------
Net deferred tax assets                                    -           347,343

Valuation allowance for deferred tax assets                -          (347,343)
                                                    ------------    -----------
Net deferred tax assets                             $      -         $    -
                                                    ============     ==========

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES

Based on the joint venture contracts and agreements the Company has entered into, the overall status of the four projects as of December 31, 1998 is as follows:

                                 Total
                               Investment
                               Per Project        Costs       Years Remaining to
                              Per Agreement      Incurred   Complete the Project
                               Or Contract        To Date       Per Agreement
                                                                or Contract
-------------------------------------------------------------------------------
Shilong Town                  $24,200,000      $  520,027         Seven

Shilong Water World             3,630,000       1,468,797         No time limit

Maple City                     38,000,000       1,962,171         No time limit

Shilong Town Hall              23,571,000       2,649,625         Pending on the
                              -----------      ----------         PRC economic
                              $89,401,000      $6,600,620         conditions and
                                                                  endeavoring to
                                                                  complete
                                                                  within 3 years

Financing  Resource  Dependency

Historically, the operating activities of the above four projects were substantially financed by one of the Company's directors through the form of either infusing equity capital or providing shareholder's loans in addition to the fund raising exercises implemented in 1997 and 1998 and described in Note 10.

Considering the condition that only limited funding is presently available, management believes that the completion of these four projects on a timely basis will depend significantly on the additional funding available to the Company through debt and/or equity financing in the near future.

NOTE  10  -  TRANSACTIONS  IN  SHAREHOLDERS'  EQUITY

The Company issued 198,100 shares of common stock at $2.00 per share through a Rule 504 Regulation D offering in 1997. The total proceeds were $362,340, net of offering expense of $33,860. Among these 198,100 shares of common stock subscribed, 20,000 shares were issued in early January 1998.

In March 1998, the Company issued 163,700 shares of common stock at $2.00 per share through a Rule 504 Regulation D offering. The net proceeds were $294,660, net of offering expense of $32,740. The investor group consisted of approximately 20 individuals. The investors who bought approximately 150,000 shares of common stock are either relatives or close friends of one of the Company's directors and are all accredited investors.

In June 1998, the Company issued 323,000 shares of common stock at $2.00 per share to a business entity in exchange for proceeds of $646,000.

In August 1998, the Company issued 300,000 shares of common stock at a market price of $2.20 per share to an accredited investor for total proceeds of $660,000.

In September 1998, the Company issued 200,000 shares of common stock at a market price of $2.25 per share to two business entities in exchange for stock promotion service for a term of two years.

In November 1998, the Company issued 180,000 shares of common stock at a market price of $1.50 per share to the same investor who previously bought 300,000 shares of common stock at $2.20 per share.

In December 1998, the Company issued 2,590,730 shares of common stock at $1.113 per share in exchange for 100% equity interest in Honpar Shilong, a company incorporated in Hong Kong and wholly owned by a major shareholder of the Company. This transaction was treated as a reorganization of entities under common control and accounted for in a manner similar to that in pooling of interest. The price per share of $1.113 was calculated based on a 30% discount on the weighted average trading price for 60 days before the transaction date (December 15, 1998). The number of shares was determined based on the historical cost of total assets and liabilities of Honpar Shilong divided by the price per share as determined aforementioned. The following table presents the shareholders' equity of Honpar Shilong as of December 31, 1997 and 1998.

                                     Additional
                         Common       Paid-in       Retained     Total
                          Stock        Capital      Earnings
--------------------------------------------------------------------------
Balance, 1/1/97         $  60,797     $  547,177    $    -      $  607,974

Capital injected          179,845      1,618,602          -      1,798,447
                        ---------     ----------    --------   -----------
Balance, 12/31/97         240,642      2,165,779          -      2,406,421

Capital injected           47,838        430,540          -        478,378
                         --------     ----------    --------     ---------
Balance, 12/31/98       $ 288,480     $2,596,319    $     -      2,884,799
                         ========     ==========    ========     =========

NOTE  11  B  STOCK  OPTIONS

In July 1, 1998, the Board of Directors of the Company approved a Stock Option Plan. The Stock Option Plan provides officers, directors, key employees and consultants with options to purchase shares of the restricted common stock as additional compensation for services rendered and/or incentives for services to be rendered to the Company in the near future. As a result of adopting this Stock Option Plan, a total of 968,480 options were granted on July 14, 1998. Accordingly, a total of 968,480 shares of common stock will be reserved by the Company for issuance upon exercise of the granted stock options.

Each option shall entitle the holder to purchase one share of the Company's common stock at a price of $1.50 per share within one year from the granting date. Each option is immediately exercisable after the granting date and will expire if it would not be exercised within one year from the granting date. The shares acquired through exercise of the options shall be restricted and will not be registered for trading unless the Company, in its sole discretion, files a registration statement and includes these designated shares. The following table summarizes the total options granted as of December 31, 1998.

                          Granting   Options    Exercise    Vested      Expiring
                            Date     Granted     Price      Period      Date
-------------------------------------------------------------------------------
Options granted to
non-employees              7-14-98   640,000     $1.50       None      7-13-99

Options granted to
employees                  7-14-98   328,480     $1.50       None      7-13-99
                                    --------
Total Options granted                968,480
                                     =======

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options granted to employees. The difference of $164,240 between option exercise price of $1.50 and market price of $2.00 was recognized as employee stock compensation cost. In accordance with APB No. 25, no compensation cost has been recognized for the fair value of options granted to employees. Had the compensation cost for the fair value of options granted to employees been recognized in line with SFAS No. 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts as follows:

                                                          December 31,
                                              ----------------------------------
                                                     1997                1998
Net loss attributed to common shares:
        As reported                                $       -       $  (988,883)
        Pro forma                                          -        (1,089,004)

Basic loss per share
       As reported                                 $       -       $     (0.08)
       Pro forma                                           -             (0.09)
                                                   ==========      ============

A summary of the status of the Company's stock options as of December 31, 1998 and changes during the year then ended are presented as follows:

                                                                       Weighted
                                                                       Average
                                                                       Exercise
                                                      Shares            Price
                                                    ----------------------------
Outstanding at beginning of year                          -                 -
Options granted to non-employees                     640,000            $1.50
Options granted to employees                         328,480            $1.50
                                                     -------            -----
                                                     968,480            $1.50
                                                     -------            -----
Options exercisable at year-end                      968,480            $1.50
                                                     =======            =====
Weighted average fair value of options granted during the year          $0.80
                                                                        ======

The following table summarizes information about stock options outstanding as of December 31, 1998:

                     Options Outstanding                 Options Exercisable
            --------------------------------------------------------------------
                        Weighted
                         Average    Weighted                    Weighted
                        Remaining    Average                    Average
Exercise      Number    Contractual  Exercise        Number      Exercise
  Price     Outstanding    Life       Price       Exercisable     Price
--------    ----------- ----------- --------      -----------   ---------
$1.50        968,480     0.53  Year   $1.50         968,480      $1.50
            ========                                =======

Using Black Scholes option pricing model, the Company determined that the fair value of 968,480 options granted during 1998 was $779,435. Among $779,435, a non-employee director stock compensation of $515,074 has been recognized for the fair value of options granted to non-employee directors and consultants. The assumptions used are as follows:

                                                    December 31,
                                                         1998
                                                  -----------------
Discount rate                                          5.5%
Volatility                                            69.0%
Expired life                                          1 year
Expected dividend yield                                 -
                                                     =========

NOTE  12  B  CEO  NOTIONAL  COMPENSATION

CEO of the Company waived his personal salary of $120,000 in the fiscal year ended December 31, 1998. The Company recorded this amount as part of additional paid-in capital.

                     Asian  Star  Development,  Inc.
                   ------------------------------------
        Unaudited  Consolidated  Condensed  Financial  Statements
  For  the  Three  and  Six  Months  Ended  June  30,  1998  and  1999
                             ----------------------------------------

                                   Asian Star Development, Inc.
                             Interim Consolidated Balance Sheet
                                    (Expressed in US Dollars)

                                                          June 30, 1999
                                                         --------------
                                                          (Unaudited)
ASSETS
Current assets
     Cash and cash equivalents                            $      10,371
     Prepayments                                                226,220
     Inventories                                                 20,469
     Other assets                                                67,701
     Total current assets                                 $     324,761
     Land usage rights                                        6,523,082
     Land improvement                                         4,274,312
     Construction in progress                                 1,899,283
     Property and equipment, net                              1,402,551
                                                          -------------
Total assets                                              $  14,423,989
                                                          =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Due to a shareholder                                  $    418,720
   Accounts payable                                             587,160
   Others payable                                               266,952
   Accrued liabilities                                            2,557
                                                          -------------
         Total current liabilities                         $  1,275,389

Commitments and contingencies

Minority interest                                          $  6,009,785

Shareholders' equity
Common stock, $0.001 par value:
   25, 000,000 shares authorized and
   12,955,530 shares issued and outstanding
Common stock                                                     12,956
Additional paid-in capital                                    8,299,811
Accumulated losses                                           (1,173,952)
                                                          --------------
      Total shareholders' equity                              7,138,815

Total liabilities and shareholders' equity.                 $14,423,989
                                                            ===========

See accompanying notes to unaudited consolidated condensed financial statements.

                            Asian Star Development, Inc.
                    Interim Consolidated Statements of Operations
                           (Expressed in US Dollars)

                                           Six Months Ended
                                              June 30,
                                   ----------------------------
                                    1998                  1999
                                   ------------     ------------
                                    (Unaudited)      (Unaudited)


Revenue, net                        $       -         $   19,283

Cost of sales                               -            (17,638)

Gross profit . . . . . . . . . . . . . . .  -              1,645

Selling expenses                            -            (70,072)

General and
administrative
Expenses                                    -           (189,405)

Other income, net                           -             51,912
                                    ----------        ----------
Loss before income
 tax                                $        -        $ (205,920)
Income tax provision                         -                 -

Net loss before
minority interest                   $        -        $ (205,920)

Less:  Loss in a subsidiary
Attributed to minority
Interest                            $        -        $   20,851
                                    -----------       ----------
Net loss attributed to
Common shareholders                 $        -        $ (185,069)
                                    ==========        ==========
Net loss per common share
Basic and diluted                   $        -        $  (0.014)
                                    ==========        ==========
Weighted average
Number Of common
shares outstanding                  11,905,871        12,955,530


                Asian Star Development, Inc.
       Interim Consolidated Statements of Cash Flows
      Increase (Decrease) in Cash and Cash Equivalents
                      (Expressed in US Dollars)

                                               Six Months Ended
                                                  June 30,
                                          -----------------------
                                           1998              1999
                                         -----------   -------------
                                         (Unaudited)     (Unaudited)
Cash flows from operating
Activities
     Net Loss                             $      -        $  (185,069)

Adjustment to reconcile net loss to
     Net cash provided by operating
     Activities:

Depreciation and amortisation of
fixed assets                                     -             25,154
Recognition of deferred expense                  -            112,500
Minority interest                                -            (20,851)
Prepayments                                      -             55,098
Inventories                                      -              8,576
Other assets                                (1,031)           (47,296)
Accounts payable                                 -              7,871
Others payable                             (33,860)          (140,505)
Accrued expenses                           (66,901)           (93,180)
                                         ---------         ----------

Net cash (used by)/provided
by operating activities                   $(101,792)       $    3,308

Cash flows from investing activities:

Payments for overhead                      (203,664)         (186,502)
Payments for construction materials        (365,126). . . .  (148,251)
Acquisition of properties and
fixed asset                                      -             (3,652)
Net cash used in investing activities. . . (568,790)         (338,405)
Cash flows from financing activities
Proceeds for common stock
subscription                                940,662            91.980
(Repayment to)/advance from a
shareholder                                 (83,566)          181,798
                                       ------------         ---------
Net cash provided by
financing activities                        857,096           273,778

Net increase/(decrease) in cash
and cash equivalents                        186,514           (61,319)


                                49

Cash and cash equivalents
at beginning of period                       34,311            71,690
                                         ----------          --------
Cash and cash equivalents
at end of period                         $  220,825          $ 10,371
                                         ==========          =========
Supplemental disclosure of
significant non-cash transaction
Capital Injection in Honpar Shilong for:

  Land improvement                       $  138,387          $      -
  Overhead                                      291                 -


Notes to Interim Consolidated Financial Statements
==================================================
(Expressed in US Dollars)

NOTE 1- BASIS OF PRESENTATION

The accompanying financial data as of June 30, 1999 and for the three and six months ended June 30, 1999 and 1998, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's audited annual financial statements for the year ended December 31, 1998.

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of June 30, 199 and for the three and six months ended June 30, 1999, have been made. The results of operations for the three and six months ended June 30, 1999 are not necessarily indicative of the operating results for the full year.

NOTE 2- LAND USAGE RIGHTS

Land usage right is an intangible asset and stated at cost. Land usage rights is generally contributed by local joint venture partners in the respective entities and is amortized over the unexpired land usage term ranging from 50 to 70 years.

NOTE 3- MINORITY INTEREST

The balance represents the 20% contributed capital in the form of land usage rights from the PRC joint venture partner in the Shilong Town project and the accumulated attributable losses arising from the operation of Shilong Water World under the entity of Dragon Villa. The components of minority interest are as follows:

                                                      June 30, 1999
                                                      --------------
                                                       (Unaudited)
Land usage rights                                      $ 6,053,268
Loss attributable to minority shareholder                 (43,483)
                                                       -----------
                                                       $ 6,009,785
                                                       ===========

NOTE 4- COMMITMENTS AND CONTINGENCIES
Based on the joint venture contracts and agreements the Company has entered into, the overall status of the four projects as of June 30, 1999 is as follows:

                 Total
                 Investments
                 Per Project       Costs            Years Remaining to
                 Per Agreement     Incurred         Complete the Project Per
Project          Or Contract       to Date          Agreement or Contract
-------------------------------------------------------------------------------
Shilong Town     $24,200,000          $   613,828     Seven
Shilong Water
World              3,630,000            1,468,797     No time limit
Maple City        38,000,000            2,016,621     No time limit
Shilong Town
Hall              23,571,000            2,649,625     Pending on the PRC
                                                      Economic conditions and
                                                      endeavoring to complete
                                                      within three years
                ------------          -----------
                $ 89,401,000          $ 6,748,871
                ============          ============

Financing Resource Dependency

Historically, the operating activities of the above four projects were substantially financed by one of the Company's directors through the form of either infusing equity capital or providing shareholder's loans in addition to the fund raising exercises implemented in 1997 and 1998.

Considering the condition that only limited funding is presently available, management believes that the completion of these four projects on a timely basis will depend significantly on the additional funding available to the Company through debt and/or equity financing in the near future.

NOTE 5- "6-12" CONVENIENCE STORE CHAIN

According to the letter of intent entered into in September 1998, the Company planned to acquire 100% of Total issued and outstanding shares of two PRC corporations through a 75% owned newly-established Hong Kong subsidiary. This plan has been subsequently changed as only one PRC corporation will be acquired. No cost has been incurred on this project as of June 30, 1999.

NOTE 6- SUBSEQUENT EVENTS
On July 6, 1999, one of the Company's wholly owned subsidiary has entered into a preliminary agreement to purchase 62.5% of Harmonic Hall Investment Holdings Limited in exchange for 3,870,968 restricted common stock of the Company. Up to date no formal agreement has been entered.


                                  PART  III
                                  =========

ITEM  1. INDEX  TO  EXHIBITS
      =====================

Exhibit No.         Document Description
-----------         ---------------------


3.1                 Articles of Incorporation and any Amendments

3.2                 Bylaws

5                   Opinion and Consent of Michael J. Morrison, Esq.

8                   Opinion and Consent of BDO Binder,
                    Certified Public Accountants

10.1                Agreement for Purchase and Sale of Assets
                    Between Honpar (Huangzhou)

10.2                Agreement for Purchase and Sale of Assets
                    Between Honpar Properties Limited and Registrant

10.3 Joint Venture Agreement with Shilong Town House and Properties Corporation (Shilong City
                    Development Co.)

10.4                Agreement for Exchange of Shares between
                    Honpar (Shilong) Development Co. Ltd. and
                    Registrant

10.5                Agreement for the Acquisition of Two Beijing
                    Companies

                              SIGNATURES
                              ===========

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIAN  STAR  DEVELOPMENT,  INC.,  a
Nevada  corporation

By:/s/  Stephen  Chow
Chief  Executive  Officer  and  President

By:/s/  Sang  Chan
Chief  Financial  Officer

Dated:  August 10, 1999